

November 20, 2014

Via Fax
Colin Povall
President
McKenzie Street 31
Eastend, Bloemfontein
South Africa 9301

> **Re:** **First Fixtures, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 12, 2014**
> **File No. 333-197443**

Dear Mr. Povall:

We have reviewed your amended registration statement and have the following comments.

General

1.   Please update your financial statements for the period ending September 30, 2014 in accordance with Rule 8-08 of Regulation S-X.

Item 1. Forepart of the Registration Statement and Outside Front Cover Page of Prospectus, page 4

2.   We note that your revised disclosure in response to comment 5 in our letter dated October 27, 2014 remains incorrect. If you sell 100% of your shares, your net proceeds, will be $92,750. If you sell 75% of your shares, your net proceeds, will be $67,750. If you sell 50% of your shares, your net proceeds, will be $42,750. If you sell 25% of your shares, your net proceeds, will be $17,750. Please revise your disclosures on both pages 4 and 16.

Business Development, page 23

3.   Please disclose your supplemental response to comment seven in our letter dated October 27, 2014 within your registration statement.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

4.   On page 23, you identify Sadler Gibb LLC as an expert. Please obtain a revised consent with language consenting to such reference. Refer to Section 436(b) of Regulation C.

You may contact Nudrat Salik, Staff Accountant at 202-551-3692 or Terence O'Brien, Accounting Branch Chief, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via Fax
        Andrew J. Befumo, Esq.